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EXHIBIT 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the use of our report dated February 20, 2014 relating to the effectiveness of Enerplus Corporation's internal control over financial reporting appearing in this Annual Report on Form 40-F/A of Enerplus Corporation for the year ended December 31, 2013.

/s/ Deloitte LLP
Chartered Accountants

Calgary, Canada
February 25, 2014

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  EXHIBIT 99.2